

June 18, 2020

Jonathan Cross
President
Capital Access Point III, Inc.
c/o Shefford Advisors, LLC
477 Madison Avenue, Sixth Floor
New York, New York 10022

> **Re: Capital Access Point III, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed February 25, 2020**
> **File No. 000-56138**

Dear Mr. Cross:

We issued comments to you on the above captioned filing on March 5, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 2, 2020.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction